Exhibit 99.1

Solar Industry Veteran Mr. Rhone Resch Joins TOYO as Chief Strategy Officer

TOKYO, March 31, 2026 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF),  (“TOYO” or the “Company”), a global solar solution company, today announced the appointment of Rhone Resch as Chief Strategy Officer (“CSO”), a newly created role reporting directly to the CEO.

Mr. Resch will lead key elements of the Company’s global growth strategy, with a focus on expanding the Company’s manufacturing footprint, accelerating its U.S. market expansion, and strengthening partnerships across the solar value chain.

“Rhone brings a rare combination of industry leadership, commercial insight, and policy expertise,” said Mr. Takahiko Onozuka, the CEO of TOYO. “He has been closely involved in the development of the modern solar industry and understands how to scale companies in complex global markets. His experience will be important as we expand our manufacturing platform and grow our presence in the United States. This appointment supports TOYO’s next phase of growth, particularly in accelerating its expansion in the U.S. market and strengthening its global manufacturing strategy.”

Deep Industry Experience and Entrepreneurial Leadership

Mr. Resch brings more than two decades of experience across the global solar industry, including leadership roles spanning technology commercialization, market development, and industry growth.

In addition to his industry leadership, he has founded and led multiple solar companies in the United States, supporting the commercialization of new technologies, building strategic partnerships, and raising growth capital in competitive markets.

Throughout his career, he has worked at the intersection of business strategy, policy, and capital formation, helping companies navigate evolving market conditions and expand into new geographies.

A Proven Track Record in Policy and Growth

Mr. Resch served as President and Chief Executive Officer of the Solar Energy Industries Association (SEIA) from 2004 to 2016, where he played a central role in the expansion of the U.S. solar industry.

During his tenure, he led federal and state advocacy efforts for the solar industry and worked closely with policymakers and industry stakeholders to support the development of market frameworks and incentive programs, contributing to the growth of the U.S. solar industry.

Supporting TOYO’s Next Phase of Growth

At TOYO, Mr. Resch will work closely with the CEO and executive team to support the Company’s long-term strategy, with a particular focus on:

●	Expanding TOYO’s presence in the United States

●	Strengthening relationships with developers, utilities, and technology partners

●	Supporting global manufacturing strategy and supply-chain development

●	Navigating evolving trade, regulatory, and market dynamics

He will also play a key role in positioning TOYO as a trusted provider of high-performance solar technologies as demand for secure and scalable energy solutions continues to grow.

Mr. Resch holds a Master of Public Administration in Management from Syracuse University’s Maxwell School, a Master of Environmental Science from the State University of New York, and a Bachelor of Arts from the University of Michigan.

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in TOYO’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in TOYO’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. TOYO specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185